P, E. 2/22/02

02017080

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: February 22, 2002

Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No _X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index on Sequentially
Numbered Pages: 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: February 22, 2002

By: ______________________________
Name: François D. Ramsay
Title: Vice-President, General Counsel and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Quarterly Report to Shareholders First Quarter ended December 30, 2001	4

EXHIBIT 1

VÊTEMENTS DE SPORT GILDAN ACTIVEWEAR

Quarterly Report to Shareholders

First quarter ended December 30, 2001

MESSAGE TO SHAREHOLDERS

On behalf of the Board of Directors, I am pleased to provide results for the three-month period ended December 30, 2001.

First quarter sales grew by 2.6% to $88.3 million from $86.1 million last year. Net earnings for the quarter were $2.8 million or $0.10 per share on a fully diluted basis, compared with $7.7 million, or $0.26 per share, last year. The prior year net earnings are before reflecting a charge of $2.9 million after-tax, or $0.10 per share, which related to the closure and relocation of the Company's former U.S. distribution center in Miami.

Results for the first quarter were ahead of the Company's guidance, as well as the consensus of analyst estimates, due to slightly higher than planned sales and lower interest costs resulting from the lower levels of debt outstanding during the quarter.

In the first quarter of the fiscal year, which is seasonally the lowest calendar quarter of the year for activewear, overall market conditions continued to be weak, but in line with the Company's expectations. According to the S.T.A.R.S. report from ACNielsen Market Decisions, unit shipments from distributors to screenprinters were essentially flat for T-shirts in the December quarter, in spite of strong sales in the first half of October. Fleece sales were also flat compared with last year, while unit shipments of sport shirts declined by 18.0% in the quarter. Inventories in the distributor channel continued to be significantly down from last year.

Against this industry background, Gildan's unit shipments for the first quarter increased by 4.3%, versus the first quarter of last year, due to the Company's continuing penetration in its newer production lines. Fleece and sport shirts accounted together for 22.6% of net sales for the quarter, compared with 7.9% of sales a year ago. However, the positive earnings impact of higher unit sales and more favourable product-mix was more than offset by reduced gross margins compared with last year, together with higher selling, general and administrative expenses and increased depreciation and interest expenses.

Gross margins were 27.0% for the quarter, compared with 29.2% in the first quarter last year. The reduction in gross margins was due to higher cotton costs as sales in the quarter were fulfilled out of inventory which had been produced with higher-cost cotton purchased prior to the beginning of fiscal 2002. By the start of the third fiscal quarter, Gildan expects to be in a position to fully take advantage of the current lower price of cotton.

The Company used $8.5 million of cash during the quarter, after capital expenditures, compared with $33.0 million in the first quarter last year. The Company traditionally uses cash in the first quarter of the year as it builds up working capital in advance of the peak selling season in the third fiscal quarter. In the first quarter, cash from operating earnings and strong receivables collections, together with the Company's available bank lines, were used to fund the seasonal build-up of inventories, cash payments in relation to provisions for special charges recorded at the end of fiscal 2001, and capital expenditures. The seasonal increase in inventories in the first quarter was significantly lower than in the first quarter of last year, at $25.4 million versus $50.0 million, as the Company is managing production levels carefully in line with anticipated demand, with the objective of significantly reducing inventories in the second half of the fiscal year. The Company also reported good progress in its objective to improve receivables balances. Days' sales outstanding in trade receivables stood at 76 days at the quarter-end, compared with 92 days at the end of fiscal 2001.

At the quarter-end, the balance on the Company's revolving bank credit facility was $43.6 million, compared with $35.1 million at September 30, 2001. The majority of the Company's $145 million bank facility was unutilized at the end of the quarter, and the Company has excellent liquidity available in relation to its foreseeable requirements for seasonal working capital and capital expenditures.

While demand levels for the peak selling season in the third quarter remain difficult to anticipate, the Company continues to be comfortable with the earnings guidance previously provided of $1.80 - $2.00 per share for the full year, even if overall market demand remains flat. The Company is also committed to its objectives to generate positive free cash flow for the full fiscal year, after capital expenditures, and to bring its total debt/total capitalization ratio below 35% by the fiscal year-end.

We believe that our first quarter has set us firmly on-track to re-establish our positive earnings momentum. On the marketing side, we have maintained our No. 1 market share position in 100% cotton T-shirts. We continue to add to our distributor and customer base, and achieve further penetration in our newer product-lines. We are also continuing to expand in Europe. At the same time, we are progressing well with the major capital projects we are undertaking, in particular, the modernization of our Long Sault yarn-spinning facility, and the start-up of our world-class integrated fabric manufacturing plant in Honduras. These projects will enable us to achieve further significant cost reductions starting at the end of this fiscal year. In addition to achieving our goals for fiscal 2002, we are well positioned to realize our objective of minimum 20% sales and earnings growth in 2003, as well as to take advantage of the upside potential from any recovery in overall market conditions.

On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their continued confidence and support.

H. Greg Chamandy

H. Greg Chamandy
Chairman of the Board and
Chief Executive Officer

Consolidated Balance Sheets

(In thousands of Canadian dollars)

	December 30, 2001 (unaudited)	September 30, 2001 (audited)	December 31, 2000 (unaudited)
Current assets:			
Cash and cash equivalents	$ -	$ -	$ 454
Accounts receivable	79,587	125,525	84,284
Inventories	203,751	178,351	171,703
Prepaid expenses and deposits	5,563	4,265	5,105
	288,901	308,141	261,546
Fixed assets	159,875	151,474	133,530
Other assets	13,734	9,040	9,172
Total assets	**$ 462,510**	**$ 468,655**	**$ 404,248**
Current liabilities:			
Accounts payable and accrued liabilities	$ 81,232	$ 98,198	$ 62,600
Income taxes payable	3,137	2,312	1,697
Current portion of long-term debt	6,317	6,416	7,313
	90,686	106,926	71,610
Long-term debt:			
Revolving bank loan	43,614	35,083	-
U.S. senior notes	106,473	106,173	105,017
Capital leases	5,570	6,139	9,733
Other secured debt	5,187	5,530	6,630
Unsecured debt	300	300	350
	161,144	153,225	121,730
Future income taxes	8,527	9,650	8,667
Shareholders' equity:			
Share capital (Note 2)	100,869	100,362	99,805
Contributed surplus	323	323	323
Retained earnings	100,961	98,169	102,113
	202,153	198,854	202,241
Total liabilities and shareholders' equity	**$ 462,510**	**$ 468,655**	**$ 404,248**

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended	
	December 30, 2001 (unaudited)	December 31, 2000 (unaudited)
Sales	$ 88,335	$ 86,123
Cost of sales	64,448	60,945
Gross margin	23,887	25,178
Selling, general and administrative expenses	13,116	10,792
Non-recurring charge (Note 3)	-	2,996
Earnings before interest, taxes, depreciation and amortization (EBITDA)	10,771	11,390
Depreciation and amortization	4,016	3,375
Interest expense	3,632	2,724
Earnings before income taxes	3,123	5,291
Income taxes	331	531
Net earnings	$ 2,792	$ 4,760
Basic EPS (Note 4)	$ 0.10	$ 0.17
Fully diluted EPS (Note 4)	$ 0.10	$ 0.16

Consolidated Statements of Retained Earnings

(In thousands of Canadian dollars)

	Three months ended	
	December 30, 2001 (unaudited)	December 31, 2000 (unaudited)
Retained earnings, beginning of the period	$ 98,169	$ 97,353
Net earnings	2,792	4,760
Retained earnings, end of the period	$ 100,961	$ 102,113

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended	
	December 30, 2001 (unaudited)	December 31, 2000 (unaudited)
Cash and cash equivalents, beginning of period	$ -	$ 33,492
Cash flows from operating activities:		
Net earnings	2,792	4,760
Adjustments for:		
Depreciation and amortization	4,016	3,375
Future income taxes	(1,123)	(730)
Other	(45)	(1,047)
	5,640	6,358
Net changes in non-cash working capital balances:		
Accounts receivable (Note 5)	45,628	25,550
Inventories	(25,400)	(49,963)
Prepaid expenses and deposits	(1,300)	(1,129)
Accounts payable and accrued liabilities (Note 5)	(19,034)	6,820
Income taxes payable	867	689
	6,401	**(11,675)**
Cash flows from financing activities:		
Increase in revolving bank loan	8,531	-
Repayment of capital leases	(599)	(1,184)
Repayment of other long-term debt	(413)	(522)
Net proceeds from the issuance of shares	508	430
(Increase) decrease in deferred charges	(66)	291
	7,961	**(985)**
Cash flows from investing activities:		
Purchase of fixed assets, net of disposals	(9,979)	(20,675)
(Increase) decrease in other assets	(4,383)	297
	(14,362)	**(20,378)**
Cash and cash equivalents, end of period	**$ -**	**$ 454**

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the period ended December 30, 2001)
(in thousands of dollars, except per share data)
(unaudited)

1. Basis of Presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as described in note 1 of its audited financial statements in the Company's annual report for the year ended September 30, 2001.

The comparative balance sheet at September 30, 2001 reflects from the audited financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended September 30, 2001.

Certain prior year amounts have been reclassified to conform to the current fiscal year presentation. These changes had no impact on previously reported results of operations, financial position, cash flow or shareholders' equity.

The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the first quarter ended December 30, 2001 are not traditionally indicative of the results to be expected for the full year.

All amounts in the attached notes are unaudited unless specifically identified.

2. Share Capital:

	Three months ended			
	December 30, 2001		December 31, 2000	
	Shares	Book Value	Shares	Book Value
Authorized without limit as to number and without par value:				
First preferred shares, issuable in series, non-voting				
Second preferred shares, issuable in series, non-voting				
Class A subordinate voting shares, participating, one vote per share				
Class B multiple voting shares, participating, eight votes per share				
Issued and outstanding:				
Class A subordinate voting shares:				
Total outstanding, beginning of year	22,095	$ 95,278	21,943	$ 94,292
Shares issued under employee share purchase plan	3	64	1	25
Shares issued pursuant to exercise of stock options	79	444	73	405
Total outstanding, year-to-date	22,177	95,786	22,017	94,722
Class B multiple voting shares	6,094	5,083	6,094	5,083
	28,271	**$ 100,869**	**28,111**	**$ 99,805**

On February 7, 2001, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding Class A subordinate voting shares and Class B multiple voting shares, to shareholders of record on February 22, 2001. All share and per share data reflect the effect of the stock split on a retroactive basis.

3. Non-recurring charge:

The non-recurring charge in the first quarter of fiscal 2001 related to the closure and the relocation of the Company's U.S. distribution center from Miami, Florida to Eden, North Carolina. On an after-tax basis, the non-recurring charge was $2.9 million.

4. Earnings per share:

The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share information):

	Three months ended			
	December 30, 2001		December 31, 2000	
Earnings per share:				
Basic weighted average number of common shares outstanding		**28,208**		**28,053**
Basic earnings per share (a)				
Canadian $	**$**	**0.10**	**$**	**0.17**
US $(b)	**$**	**0.06**	**$**	**0.11**
Diluted earnings per share:				
Basic weighted average number of common shares outstanding		**28,208**		**28,053**
Plus impact of stock options		**890**		**1,160**
Diluted common shares		**29,098**		**29,213**
Diluted earnings per share (a)				
Canadian $	**$**	**0.10**	**$**	**0.16**
US $ (b)	**$**	**0.06**	**$**	**0.11**

Supplementary measures of earnings do not have any standardized meaning prescribed by generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies. The purpose of presenting a supplementary measure of net earnings and earnings per share is to show the net earnings as adjusted for the impact of the "Non-recurring charge" described in note 3 on an after-tax basis.

	Three months ended			
	December 30, 2001		December 31, 2000	
Net income	**$**	**2,792**	**$**	**4,760**
Adjustment to Net income for non-recurring charge, on an after tax basis		**-**		**2,921**
Net income before non-recurring charge	**$**	**2,792**	**$**	**7,681**
Basic earnings per share without non-recurring charge (a)				
Canadian $	**$**	**0.10**	**$**	**0.27**
US $ (b)	**$**	**0.06**	**$**	**0.18**
Diluted earnings per share without non-recurring charge (a)				
Canadian $	**$**	**0.10**	**$**	**0.26**
US $ (b)	**$**	**0.06**	**$**	**0.17**

a) Earnings per share for the prior year have been restated to reflect the February 22, 2001 stock split as described in note 2.
b) The U.S. dollar earnings per share are based on the Canadian results converted at the average exchange rates for the respective periods on a Canadian GAAP basis.

5. Reclassification:
Cash inflow from account receivable collections, as presented in the cash flow statement, is $11.7 million higher than in the cash flow statement issued with the press release of February 6, 2002, while the cash outflow from accounts payable and accrued liabilities is higher by the same amount, due to a reclassification between accounts receivable and accounts payable. This reclassification has no effect on the Company's total cash flows, its financial position or its results of operations.

6. Segmented information:
The Company manufactures and sells activewear apparel, specifically T-Shirts, fleece products such as sweatshirts, and polo golf shirts. The products are sold as undecorated "blanks", primarily to wholesale distributors, and are ultimately decorated with logos by screenprinters and embroiders.

Individual customers accounting for greater than 10% of total sales in 2002 and 2001 are as follows:

	Three months ended	
	December 30, 2001	**December 31, 2000**
Company A	10.7%	29.6%
Company B	9.6%	11.0%

Sales were derived from customers located in the following geographic areas:

	Three months ended	
	December 30, 2001	**December 31, 2000**
International	$ 81,228	$ 80,279
Canada	7,107	5,844
	$ 88,335	$ 86,123

Fixed assets by geographic areas are as follows:

	December 30, 2001	**September 30, 2001** (audited)	**December 31, 2000**
Canada	$ 94,998	$ 91,859	$ 83,349
Caribbean basin, Central America and Mexico	39,533	34,283	22,031
United States	25,344	25,332	28,150
	$ 159,875	$ 151,474	$ 133,530

7. Supplemental disclosure of cash flow information:

	Three months ended	
	December 30, 2001	**December 31, 2000**
Cash paid during the period for:		
Interest	$ 3,660	$ 2,595
Income taxes	$ 629	$ 790
Non-cash transactions:		
Acquisition of fixed assets through the assumption of debt and settlement of amounts due to the Company	$ -	$ 6,800
Additions of fixed assets included in accounts payable	$ 3,266	$ 716
Cash and cash equivalents consist of:		
Cash balances with banks	$ -	$ 454

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS

The following discussion and analysis of the Company's financial condition, of its results of operations and its cash flow should be read in conjunction with the unaudited consolidated financial statements and related notes for the three months ended December 30, 2001, and in conjunction with the audited consolidated financial statements and management discussion and analysis for the year ended September 30, 2001 as set out in the Company's 2001 Annual Report. These consolidated financial statements have been prepared using the same accounting principles used in the audited consolidated financial statements for the year ended September 30, 2001.

RESULTS OF OPERATIONS

Sales

Sales for the three months ended December 30, 2001 were $88.3 million, up 2.6% from $86.1 million for the three months ended December 31, 2000. Higher unit volumes, together with the impact of a higher valued product-mix, were largely offset by the impact of lower selling prices.

The overall United States market for T-shirts and fleece was essentially flat in the December quarter compared with the corresponding quarter of the prior year, while the market for sport shirts was down by 18%. Gildan's total unit volume increased by 4.3% in the first quarter of fiscal 2002 over the same period last year. Gildan maintained its No. 1 market share position in the United States in the 100% cotton T-shirt[1] category in the first quarter of fiscal 2002 and has continued to increase its market share position in its other product-lines compared with the same period last year. Fleece and sport shirts together accounted for 22.6% of sales in the first quarter of fiscal 2002, versus 7.9% in the first quarter last year.

Gross Margin

Gross margin declined from 29.2% in the first quarter of fiscal 2001 to 27.0% for the first quarter of fiscal 2002. The reduction in gross margin was due to higher cotton costs as compared to the same period last year. Sales in the quarter were fulfilled out of inventory which had been produced from higher price cotton purchased in fiscal 2001. The Company expects to fully benefit from the positive impact of current lower priced cotton starting in the third quarter of fiscal 2002. Other factors impacting gross margins in the quarter were essentially offsetting. In particular, the impact of lower average selling prices in the first quarter was essentially offset by more favourable product-mix and the positive impact of lower manufacturing costs and increased efficiencies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $13.1 million or 14.8% of sales for the first quarter of fiscal 2002 compared to $10.8 million or 12.5% of sales in the first quarter of fiscal 2001. As a percentage of sales, selling, general and administrative expenses are higher in the first quarter of the fiscal year due to the seasonality of the business. The prior year's figure is before reflecting a non-recurring charge related to the closure of the Company's Miami distribution center and the cost of relocating to a new distribution facility in Eden, North Carolina.

The increase over the prior year is mainly the result of the Company's investment in administration and distribution infrastructure to support its planned future sales growth for the longer-term.

Depreciation and Interest Expenses

Depreciation expense increased from $3.4 million in the first quarter of fiscal 2001 to $4.0 million in the first quarter of fiscal 2002. The increase in depreciation expense is the result of the $55.6 million of capital expenditures incurred in fiscal 2001, to provide for long-term sales growth and increased vertical integration.

Interest expense has increased to $3.6 million in the first quarter of fiscal 2002 from $2.7 million in the first quarter of fiscal 2001. The increase is the result of overall higher borrowing levels in first quarter of fiscal 2002 compared to the prior year, partially offset by lower floating interest rates.

Earnings

EBITDA[2] amounted to $10.8 million or 12.2% of sales in the first quarter of fiscal 2002 compared to $11.4 million or 13.2% of sales in the first quarter of fiscal 2001, after the $3.0 million pre-tax non-recurring charge for the closure and relocation of the Company's U.S. distribution center. EBITDA in the first quarter of fiscal 2001 was $14.4 million or 16.7% of sales before the non-recurring charge. The decline in EBITDA was the result of the reduction in gross margins and the increase in selling, general and administration expenses, partially offset by higher sales.

Net earnings were $2.8 million or $0.10 per share on a fully diluted basis in the first quarter of fiscal 2002 compared to $7.7 million or $0.26 per share on a fully diluted basis in the first quarter of fiscal 2001, before the $2.9 million after tax impact of the non-recurring charge in the prior year. The reduction in net earnings was the result of the lower EBITDA and an increase in depreciation and interest expenses. Net earnings in the first quarter of fiscal 2001 were $4.8 million or $0.16 per share on a fully diluted basis after reflecting the $0.10 per share after tax impact of the prior year non-recurring charge

BALANCE SHEET

Accounts receivable decreased to $79.6 million in the first quarter of fiscal 2002 from $125.5 million at

---

[1] Source: S.T.A.R.S. Report, ACNielsen Market Decisions.

[2] EBITDA represents earnings before interest, taxes, depreciation and amortization. EBITDA is included because we believe that some investors use this information as one measure of a Company's historical ability to service debt. However, you should not consider EBITDA as an alternative to net earnings as an indicator of our operating performance or as an alternative to cash flow as a measure of our overall liquidity as presented in the Consolidated Financial Statements. EBITDA as presented may not be comparable to similar computations presented by other companies. Please refer to the financial statements for the calculation of EBITDA.

September 30, 2001 and $84.3 million in the first quarter the prior year. The reduction in receivables compared with September 30, 2001 was due to lower seasonal sales and significantly improved days' sales outstanding. Inventories increased by $32.1 million from $171.7 million in the first quarter of fiscal 2001, and by $25.4 million from $178.4 million at September 30, 2001, to $203.8 million in the first quarter of fiscal 2002. The Company traditionally builds up inventory levels in the first quarter to meet peak sales demand in the summer. The increase in inventories in the first quarter of fiscal 2002, at $25.4 million, was significantly lower than the seasonal build-up in the first quarter of fiscal 2001. The Company is managing production in line with anticipated demand with the objective of significantly reducing inventory levels in the second half of the fiscal year.

In the first quarter of fiscal 2002, the Company invested $11.8 million in fixed assets mainly for the purchase of new equipment to modernize and upgrade its yarn spinning facility acquired in fiscal 2001 and for its new Honduran textile facility. In the first quarter of fiscal 2001, the Company invested $26.2 million in fixed assets.

Total assets were $462.5 million at December 30, 2001 compared to $404.2 million at December 31, 2000, an increase of 14.4%. Working capital was $198.2 million at the end of the first quarter of fiscal 2002 compared to $189.9 million at December 31, 2000. The current ratio at December 30, 2001 was 3.2:1 compared to 3.7:1 at December 31, 2000.

FINANCING AND CAPITAL RESOURCES

For the quarter ended December 30, 2001, cash flow generated from operating activities, including changes in non-cash working capital, amounted to $6.4 million compared with a use of cash of $11.7 million during the same period last year. The improvement was the result of generating $0.8 million of cash from the net change in non-cash working capital balances in the first quarter of fiscal 2002 compared to a use of cash of $18.0 million for the first quarter of fiscal 2001. The improvement in cash flow generated from non-cash working capital, compared with the performance in the first quarter of last year, was the result of strong collection of accounts receivables in the quarter combined with the significantly lower build-up of seasonal inventory levels, due to the Company's success in adapting production levels to current industry demand. Cash use for total operating and investing activities amounted to $8.0 million compared to a use of cash of $32.1 million in the first quarter of fiscal 2001.

At December 30, 2001, $43.6 million of the Company's $145.0 million revolving bank facility was utilized. Total indebtedness at December 30, 2001, amounted to $167.5 million compared to $129.0 million at December 31, 2000. Management expects that cash flow from its operating earnings, together with its unutilized bank facilities, will provide significant latitude to meet its foreseeable needs for seasonal working capital and capital expenditures for the balance of fiscal 2002. For the full fiscal year, the Company expects to generate free cash flow after its operating and investing activities.

OUTLOOK

The outlook for the balance of the fiscal year is that we expect to meet our full year sales forecast of 18.5 million dozens. This will be achieved through the addition of new wholesale distributors which are already in place, together with direct screenprinter accounts, our continuing penetration in fleece and sport shirts, and our expansion in Europe. Although we are assuming flat to slightly negative industry demand growth, it should be noted that T-shirt inventories in the distributor channel at December 31, 2001, for the industry overall, were 25% below the level reported a year ago. Our forecast assumes that selling prices will continue to decline as the benefit of lower cotton costs is passed through by manufacturers to customers. Gross margins are expected to benefit from a more favourable product-mix within the T-shirt category, as the first quarter continued to reflect a higher proportion of white T-shirts, as well as from increases in manufacturing efficiencies. We expect to achieve our earnings range of $1.80 - $2.00 per share for the full year.

FORWARD LOOKING STATEMENTS

Certain statements included in this management discussion and analysis may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.